

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2012

<u>VIA E-Mail</u>
Mr. Barry Lefkowitz
Executive Vice President and Chief Financial Officer
Mack-Cali Realty Corporation
343 Thornall Street
Edison, New Jersey 08837-2206

     Re: **Mack-Cali Realty Corporation**
                Form 10-K for the year ended December 31, 2011
                Filed on February 9, 2012
                File No. 001-13274

                Mack-Cali Realty, L.P.
                Form 10-K for the year ended December 31, 2011
                Filed on February 9, 2012
                File No. 333-57103-01

Dear Mr. Barry Lefkowitz:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                      Sincerely,

                                        /s/ Kevin Woody

                                        Kevin Woody
                                        Branch Chief